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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

TURBOCHEF TECHNOLOGIES INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
900006 20 6
(CUSIP Number)
Reinaldo Pascual
Paul, Hastings, Janofsky & Walker LLP
600 Peachtree Street
Suite 2400
Atlanta, Georgia 30308
(404) 815-2400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 5, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	900006 20 6	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS William A. Shutzer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES OF AMERICA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 900006 20 6	Page 3 of 5 Pages
Explanatory Note
This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the statement on Schedule 13D which was originally filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on February 27, 2008 (the “Statement”), with respect to the common stock, par value $0.01 per share, of TurboChef Technologies, Inc. This Amendment No. 1 amends the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.
Item 4. Purpose of Transaction.
Item 4 is hereby amended and restated in its entirety as follows:
On January 5, 2009, The Middleby Corporation, a Delaware corporation (“Middleby”) announced that it had completed its acquisition of the Issuer (the “Merger”) and that each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger was cancelled and automatically converted into the right to receive a combination of (i) 0.0486 shares of Middleby common stock and (ii) $3.67 in cash. As a result of the consummation of the Merger, the Reporting Person no longer beneficially owns any of the Issuer’s Common Stock.
The foregoing description of the Merger contained in this Item 4 is qualified in its entirety by reference to the full text of: (i) the Agreement and Plan of Merger, dated August 12, 2008, by and among Middleby, Chef Acquisition Corp., and the Issuer, and (ii) the Stockholder Voting and Support Agreements, dated August 12, 2008, with certain officers and directors of the Issuer. Both agreements are attached as exhibits hereto and incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
(a) On January 5, 2009, as a result of the consummation of the Merger, the Reporting Person no longer beneficially owned any of the Issuer’s Common Stock and ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock.
(b) Not applicable.
(c) Except as set forth herein, the Reporting Person has not effected any transactions in shares of Common Stock during the past 60 days.
(d) Not applicable.
(e) On January 5, 2009, as a result of the consummation of the Merger, the Reporting Person no longer beneficially owned any of the Issuer’s Common Stock and ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock.

CUSIP No. 900006 20 6	Page 4 of 5 Pages
Item 7. Material to be Filed as Exhibits.

Exhibit
Number	Exhibit Name

1	Agreement and Plan of Merger, dated August 12, 2008, by and among The Middleby Corporation, Chef Acquisition Corp., and TurboChef Technologies, Inc. (incorporated by reference to Exhibit 2.1 to TurboChef Technologies, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 13, 2008).

2	Form of Voting Agreement, dated August 12, 2008 (incorporated by reference to Exhibit 10.1 to TurboChef Technologies, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 13, 2008).

CUSIP No. 900006 20 6	Page 5 of 5 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 7, 2009

By:	/s/ William Shutzer
William Shutzer